FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 09, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 09, 2004                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary and American Depositary Shares of GlaxoSmithKline plc.


07 December 2004              Abacus (GSK) Trustees Limited,  as trustee of the
                              GSK Trust, transferred 12,648 Ordinary Shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.

08 December 2004              Abacus (GSK) Trustees Limited,  as trustee of the
                              GlaxoSmithKline  Employee  Trust,  ("GSK Trust"),
                              converted   9,791,588   Ordinary  shares  in  the
                              Company into 4,895,794 ADSs in the Company which were subsequently sold at a price of US$43.73 per ADS.

                              Abacus Corporate Trustee Limited, as trustee of the GlaxoSmithKline US Trust, ("the GSK US Trust"), purchased 4,895,794 American Depositary Shares (ADSs) in the Company at a price of US$43.73 per ADS.


The Company was advised of these transactions on 08 December 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

The GSK US Trust is a grantor trust of which all employees or former employees of SmithKline Beecham Corporation and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Dr T Yamada are therefore interested in the shares held in the GSK US Trust from time to time in the same way as other employees or former employees of SmithKline Beecham Corporation and its subsidiaries.

S M Bicknell
Company Secretary
09 December 2004